UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

JACKSON FINANCIAL, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

46817M107

(CUSIP Number)

December 15, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46817M107	13G

1	Names of Reporting Persons Dan Hagan
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 9,000,000
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 9,000,000
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.7%
12	Type of Reporting Person (see instructions) IN

Item 1(a) Name of Issuer: JACKSON FINANCIAL INC.

Item 1(b) Address of Issuer’s Principal Executive Offices: 1 Corporate Way, Lansing, Michigan 48951

Item 2(a) Name of Person Filing: Dan Hagan.

Item 2(b) Address of Principal Business Office or, if None, Residence: 601 E Broadway, Suite 203, PO Box 1225 Columbia, Missouri 65205

Item 2(c) Citizenship: United States of America

Item 2(d) Title of Class of Securities: Class A common stock, par value $0.01 per share

Item 2(e) CUSIP No.: 46817M107

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a: Not applicable.

Item 4. Ownership:

(a)	Amount beneficially owned: 9,000,000 shares(1)

(b)	Percent of class: 9.7%(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,000,000 shares(1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 9,000,000 shares(1)

(iv)	Shared power to dispose or to direct the disposition of: -0-

(1) The shares of common stock beneficially owned by the reporting person include, in addition to shares owned directly by the reporting person, 3,500,000 shares held in a charitable trust for which the reporting person is the sole trustee.

(2) The percentage ownership information is calculated based upon 93,099,859 shares of common stock of the Issuer issued and outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Item 5. Ownership of 5 Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2021	/s/ Dan Hagan
Name: Dan Hagan